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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12b-25
                                               Commission File Number 0- 31559

                         NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 11-K  [ ] Form 20-F   [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:  December 31, 2000
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[ ] Transition Report on Form 10-K          [ ] Transition Report of Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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   Read attached instruction sheet before preparing form. Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:      e-centives, Inc.
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Former name if applicable:

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
Address of principal executive office (Street and number):  6901 Rockledge Drive, 7th Floor
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

City, state and zip code:  Bethesda, Maryland 20817
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                                   PART II
                           RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on
          Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and





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[ ]   (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


      On March 28, 2001 the Company completed a material acquisition which required the Company's officers and financial personnel to spend a significant amount of time and energy to complete. The Company and its accountants require additional time to prepare the Company's Annual
      Report on Form 10-K for the fiscal year ended December 31, 2000. The
      Company is still in the process drafting certain sections of the Annual
      Report on Form 10-K, primarily related to the acquisition, and such sections require the review of the Company's accountants. The Company fully expects to be able to file the Annual Report on Form 10-K within the next day.

                                   PART IV
                              OTHER INFORMATION

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      (1)  Name and telephone number of person to contact in regard to this notification

           Kamran Amjadi                                        (301)          564-6700
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           (Name)                                             (Area code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes [ ] No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                              [ ] Yes  [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                               e-centives, Inc.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 2, 2001                               By:     /s/ Kamran Amjadi
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                                                        Kamran Amjadi
                                                        Chief Executive Officer